Exhibit 99.7

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-138760, 333-151243, 333-151251 and 333-174376 on Form S-8, as amended, and to the use of our reports dated February 15, 2012 relating to the consolidated financial statements of Goldcorp Inc. and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 30, 2012